FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on August 1, 2007

EXHIBIT 1

StealthGas Inc. Announces Partial Exercise of Over-Allotment Option

for 460,105 Shares of Common Stock

ATHENS, GREECE, August 1, 2007.  STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today that the underwriters of the Company’s recent public offering have purchased from the Company 460,105 of the 1,080,000 shares of the Company’s common stock subject to the underwriters’ over-allotment option.

Including the 460,105 over-allotment shares, the Company has sold a total of 7,660,105 shares in the offering, resulting in net proceeds, after deducting the underwriting discounts and commissions and the estimated offering expenses, of approximately $129.6 million.  The shares were sold to the public initially at a price of $18.00 per share.

Citigroup Global Markets Inc. and Cantor Fitzgerald & Co. acted as the joint bookrunning managers in the offering. Johnson Rice & Company L.L.C., Morgan Keegan & Company, Inc., DVB Capital Markets LLC and Scotia Capital (USA) Inc. acted as co-managers.

A registration statement on Form F-3 relating to these securities was declared effective by the Securities and Exchange Commission on July 5, 2007. This release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations and Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
New York
Tel. 212-661-7566
E-Mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated: August 1, 2007                    By:            /s/ Andrew J. Simmons

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Andrew J. Simmons

 Chief Financial Officer